EXHIBIT 99.1

Loncor Resources Reports Further Drill Intersections
 at its Ngayu Project in DRC

●	Results include 19.5 g/t Au over 3.95 metres, 17.19 g/t Au over 2.39 metres, 28.2 g/t Au over 1.00 metre and 13.29 g/t Au over 1.84 metres

Toronto, Canada – October 25, 2012 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE MKT: "LON") is pleased to announce further core drilling results at the Company's Makapela and Itali prospects, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC").

Exploration at Makapela is focusing on a quartz vein system within a sequence of basalts, thin units of banded iron formation, and dolerite sills.  The veins outcrop in three large artisanal pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a strike of 2.2 kilometres.  In May 2012, the Company announced a maiden Inferred Mineral Resource of 1.0 million ounces (4.10 million tonnes grading 7.59 g/t Au) at a 2.75g/t Au cut-off, based on the results of 58 core holes totalling 15,523 metres (see the Company’s press release dated May 29, 2012).

Results have been received for an additional eleven drill holes which intersected Veins 1 and 2 in the area of the Main and North pits, and the Sele Sele vein to the north (see Table 1 and Figures 1 and 2).  The current drill holes intersected mineralization at vertical depths of between 150 metres and 480 metres below surface.  The holes were inclined at between minus 50 degrees and minus 65 degrees, and averaged 426 metres in depth with a maximum downhole depth of 600 metres.  Core recovery averaged 99% within the mineralized sections.

Table 1 – Latest Drill Hole Results for Veins 1, 2 and Sele Sele, Makapela

Hole	Easting UTM	Northing UTM	Azimuth	Inclination	Mineralization
					Vein	From (m)	To (m)	Width (m)	True Width (m)	(g/t) Au*
NMDD067	552108	219515	110	-62	SS H/W	305.35	306.20	0.85	0.49	1.99
NMDD068	551589	218018	110	-60	1	597.39	598.22	0.83	0.74	4.64
					2	542.95	546.86	3.91	3.23	3.04
NMDD069	551778	218037	110	-50	1	333.35	335.19	1.84	1.61	13.29
					2	297.77	298.73	0.96	0.81	1.80
NMDD070	551752	217876	110	-50	1 (upper splay)	338.79	340.85	2.06	1.67	1.99
					1 (lower splay)	348.50	354.50	6.00	4.86	2.59

					Includes			1.85	1.50	5.04

					2	207.72	209.36	1.64	1.26

NMDD070 -1D	551752	217876	110	-50	1 (upper splay	340.69	342.16	1.47	1.19	7.45
					1 (lower splay)	356.35	356.65	0.30	0.24	105.0
NMDD071	551824	218430	110	-62	2 Includes	512.60	517.34	4.74 3.24	4.04 2.76	2.68 3.32
NMDD072	551902	218335	110	-52	2	305.13	310.86	5.73	4.77	5.35
NMDD073	552108	219515	110	-50	SS H/W	193.47	201.90	8.43	6.02	3.13
					SS	263.01	264.54	1.53	0.81	1.97
NMDD074	551752	217876	110	-62	1	458.07	460.80	2.73	1.68	1.89
					2 (upper splay)	273.73	277.00	3.27	1.78	3.27
					2 (lower splay)	283.22	285.82	2.60	1.41	5.14
NMDD075	551902	218335	110	-65	2 Includes	422.94	431.76	8.82 3.03	4.37 1.50	1.74 3.61
NMDD076	551963	219574	110	-52	SS H/W Includes	419.31	430.87	11.56 2.00	8.64 1.50	2.35 6.07
					SS Includes	452.85	475.68	22.83 1.96	17.48 1.50	1.62 4.49
NMDD077	551854	218179	110	-65	2 Includes	430.70	435.10	4.40 2.39	2.76 1.50	9.85 17.19
*Assay results reported are uncut.

Vein 1 has been intersected on the Main pit trend over a potential strike length of 480 metres down to a maximum vertical depth of 480 metres and is open at depth. In the holes drilled to date, the true width of the mineralization averages 2.15 metres with an average grade of 11.15 g/t Au.  Vein 1 tends to have a glassy, white massive texture and pyrite is much less common than in Vein 2.  The vein is hosted by basalt and dolerite, crosscuts the lithologic strike and merges with Vein 2.

Vein 2 has been intersected on the North pit trend over a strike length of 800 metres, the most significant grades occurring in the central section over a potential strike length of 480 metres.  In this central area, in the holes drilled to date, which has so far been drilled to a maximum vertical depth of 418 metres, the mineralization has an average true width of 3.52 metres with an average grade of 8.44 g/t Au. Vein 2 has a smoky grey, brecciated texture with common disseminations and stringers of pyrite and local pyrrhotite.  The vein appears to have followed a shear zone within and on the margins of a 1 – 6 metre thick unit of banded iron formation, and is parallel to the lithological strike.

Approximately 2,000 metres to the north of the North pit, the probable continuation of Vein 2 at the Sele Sele pit has been intersected over a potential strike length of 480 metres.  The mineralization is generally wider, but lower grade than on the North pit trend.  The best intersection drilled is 15.68 true thickness metres grading 5.35 g/t Au.  Recent drilling in the southwest of the Sele Sele area intersected a new zone of mineralization in the hanging wall of the main vein, with true thickness intersections of 6.02 metres grading 3.13 g/t Au and 8.64 metres grading 2.35 g/t Au (see Table 1, Figure 2).

A Preliminary Economic Assessment is currently underway, with the objective of determining whether the Makapela Prospect has the potential to be mined as an economic underground operation. A number of composite, representative bulk samples have been submitted for metallurgical testwork.

At the Itali prospect, gold mineralization is associated with zones of quartz veining and pyritization within basalt, near the contact with an overlying sequence of metapelites and graphitic metapelites.  Mineralization was first intersected by Trench IT002 and core hole NIDD001, which returned 42.50 metres grading 2.11 g/t Au and 38.82 metres grading 2.66 g/t Au respectively (see the Company’s press release dated January 26, 2012).  Artisanal workings and soil sampling results indicate that there is potential for the mineralized zone to extend over a strike of approximately 1 kilometre.

Results have been received for an additional three core holes (see Table 2).  Drill hole NIDD002 is located down-dip of drill hole NIDD001, and holes NIDD003 and NIDD004 were drilled 160 metres along strike to the east (see Figure 3).  Additional drilling will be considered after results have been received for the fifth drill hole, located 320 metres west of NIDD001, and data from a recently completed, detailed aeromagnetic survey have been assessed.

Table 1 – Latest Drill Hole Results for the Itali Prospect

Hole	Easting UTM	Northing UTM	Azimuth	Inclination	Mineralization
					From (m)	To (m)	Width (m)	True Width (m)	(g/t) Au*
NIDD001**	554185	217916	180	-50	12.57	16.94	4.37	4.27	0.60
					25.48	31.50	6.02	5.89	0.59
					52.28	91.10	38.82	37.97	2.66
NIDD002	554185	208075	180	-50	177.25	178.30	1.05	0.95	1.07
					193.00	194.00	1.00	0.95	1.17
					206.58	227.78	21.20	19.20	0.68
NIDD003	554345	207966	180	-50	126.00	133.00	7.00	6.34	0.77
					151.80	161.95	10.15	9.20	1.07
NIDD004	554345	208076	180	-50	118.00	119.00	1.00	0.91	28.2
					203.30	218.00	14.70	13.32	1.68
					224.30	231.00	6.7	6.07	2.07
					253.60	257.55	3.95	3.58	19.5
*Assay results reported are uncut.  Internal dilution of up to 4.5m at less than 0.5 g/t has been used for continuity in the reported intersections.
**Results previously reported.

 “These additional drill results from Makapela will be incorporated into a revised resource which will form part of the Makapela Preliminary Economic Assessment which is due for completion by the end of March 2013,” commented  Loncor President & CEO Peter Cowley. “The initial Itali drilling program is the start of scout drilling on a number of regionally generated prospects including Nagasa, Mondarabe, Matete and Anguluku.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania. The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50g aliquots by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Beni, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Technical Report
Additional information with respect to the Company's Ngayu Gold Project is contained in the technical report prepared by Venmyn Rand (Pty) Ltd, dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Loncor Resources Inc. is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 55 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "Inferred Mineral Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information
This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurance can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated March 30, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, +1 416 366 2221 or Naomi Nemeth, Investor Relations, Telephone: +1 (416) 366-9189 or +1 (800) 714-7938.

Figure 1 – Geology of the Main and North Pit areas, Makapela

Figure 2 – Geology of the Sele Sele area, Makapela

552000
552200
552400
552600
552800
220400
220200
220000
219800
219600
219400
NMDD079
NMDD043
NMDD083
NMDD025
NMDD026
NMDD041
NMDD028
NMDD030
NMDD003
NMDD004
Sele Sele Reef
NMDD038
NMDD036
NMDD022
NMDD023
NMDD076
NMDD067
NMDD073
NMDD029
Legend
Drillhole Collars
Sele Sele Pit Outline
Quartz Vein
Banded Iron Formation
Dolerite
Basalt
0
50
100
200
Meters

Figure 3 – Summarized Geology and Soil Geochemistry, and location of  Drill Holes, Itali